Mail Stop 3561

December 15, 2008

Ya Zhu
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

      Re: **Ya Zhu Silk, Inc.**
              Registration Statement on Form S-1
              Filed November 19, 2008
              File No. 333-155486

Dear Ms. Zhu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. Please check the box on the cover page to indicate that the securities will be offered on a delayed or continuous basis pursuant to Rule 415.

Cover Page of Prospectus, page 3

2. Please disclose on the cover page of the prospectus the duration of the offering. Also disclose on the cover page that there will not be an escrow, trust or similar account. See Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors, page 8
Risks Related to Our Financial Condition, page 9
"Since our company's sole director and officer currently owns 100% …," page 11

3. In the last risk factor on page 11, you refer to the company's sole officer and director as both a "he" and a "she." Please revise to correct the inconsistency.

Plan of Distribution, page 17

4. In the second paragraph on page 17, please clarify that the offering price will be fixed for the duration of the offering. Also, in the first paragraph on page 18, please revise the disclosure to reflect the fixed price of $0.05 per share.

5. Please disclose, if true, that the sole officer/director is relying on the safe harbor in Rule 3a4-1 under the Securities Exchange Act of 1934 in order to distribute the securities, and discuss the basis for reliance on the rule.

Description of Business, page 19

6. It is unclear from the description of your planned business whether you intend to manufacture silk or whether you intend to merely resell already produced silk fabric in the United States. For example, we note the disclosure on page 20 that the company "intends to import and to distribute high quality silk fabric from China." However, under the sub-heading "Description of our Products," you include a lengthy description of how silk is produced. Please revise your disclosure to clearly state the business and revenue generating activities of the company. We may have additional comments.

Market Opportunity, page 20

7. Please provide the relevant dates (including years) for each of the statistics presented in this section.

Description of Our Products, page 20

8. Please describe the anticipated terms of your relationships with suppliers in China, including whether you are currently in negotiations or have established relationships with any suppliers and whether you expect to enter into written contracts with suppliers.

Competitive Advantages, page 21

9. Please disclose how you intend to ensure that the prints offered by the company will be "unique." Please also disclose how you will ensure that your prices will be "very competitive."

10. Please disclose with whom the company will compete and how it intends to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Plan of Operation, page 36

11. Please disclose the steps the company must complete in order to develop its sample material. Please also disclose how much developing the sample material is expected to cost. Please disclose the anticipated costs for each of the steps listed and outline each step you will take, subject to receiving different levels of funding.

Capital Resources and Liquidity, page 36

12. In the first paragraph on page 37, please revise the first sentence to refer to a public offering or advise as to whether the company is conducting a simultaneous private offering.

Off-balance sheet arrangements, page 37

13. Instead of referring to "the above described situation," please disclose any off balance sheet arrangements under this sub-heading.

Security Ownership of Certain Beneficial Owners and Management, page 40

14. In the last column reflecting Ms. Zhu's ownership if 25% of the shares are sold, it appears that 2.9% is not the correct percentage. Please advise or revise.

Part II – Information Not Required in the Prospectus, page 42
Recent Sales of Unregistered Securities, page 42

15. Please disclose the exemption from the Securities Act of 1933 that the company relied on when issuing securities to Ms. Zhu.

Undertakings, page 43

16. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filings include all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551- 3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC